**SHARPE RESOURCES CORPORATION**

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

04010630

March 8, 2004

RECEIVED
MAR 16 2004
SEC MAIL PROCESSING SECTION
WASH. D.C.
158

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

SUPPL

**Attention: Filings/Listings**

Dear Sirs:

**Re: Exemption # 82-4009- Annual & Special Meeting of Shareholders**

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

**SHARPE RESOURCES CORPORATION**

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 3/17

CDS INC. A subsidiary of The Canadian Depository for Securities Limited

MAR 16 2004

# Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: SHARPE RESOURCES CORPORATION

French:

| | |
|---|---|
| Address: 56 TEMPERANCE STREET, 4TH FLOOR, TORONTO, ONTARIO, M5H 3V5 | Telephone; 416-361-0737 |
| | Contact Name: J. Allan Ringler |

| | | | |
|---|---|---|---|
| Transfer Agent | CUID | Name: EQUITY TRANSFER SERVICES | Telephone: 416-361-0152 |
| Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3 | | E-mail Address | Contact Name: JENNIFER TAN |

**Proxy Type**
- [X] Management
- [ ] Dissenting

**Meeting Type**
- [X] Annual
- [ ] General
- [X] Special
- [ ] Extraordinary

**Material Distribution Type**
- [ ] Form C holders only
- [X] All holders

Record Date: 2004 05 16 (yyyy mm dd)
Meeting Date: 2004 06 17 (yyyy mm dd)
Material Mail Date: 2004 05 18 (yyyy mm dd)

**Payment for Publication** [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 892971631RT

CDS INC.'s QST Registration Number: 1018767224

| | |
|---|---|
| [1] # of publications at $93.00 per publication | $: 93.00 |
| **Plus** 7% GST | $: 6.51 |
| **or** 15% HST (*Nfld, NS, NB residents only*) | $ |
| Subtotal | $: 99.51 |
| **Plus** 7.5% QST (*Quebec residents only*) | $ |
| Total payment enclosed | $: 99.51 |

Authorized Signature for Invoicing (Transfer Agents only)
***Note:*** *Not required for electronic submission.*

| ISIN | Voting Status Y/N | Security Description |
|---|---|---|
| CA 820011008 | Y | Common |
| | | |
| | | |
| | | |
| | | |

**Early Search (Determination of Intermediaries)**

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

**Proxy Related Material**

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

**Holders of Record**

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

*Name of Requesting Party*



| Title | Signature | Date |
|---|---|---|
| J. Allan Ringler | [signature] | March 8-2004 |